SECURITIES AND EXCHANGE COMMISSION

                    Washington, DC  20549

                          FORM 11-K

(Mark one)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1997

                             OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ____________

Commission file number 001-5480

     A. Full title of the plan and the address of the plan, if different for that the issuer named below:

               ELCO THERMOPLASTICS INC.
               PROFIT SHARING PLAN
               1111 Samuelson Road
               P.O. Box 7009
               Rockford, Illinois  61125

      B. Name of issuer of securities held pursuant to the plan and address of
           Its principal executive office:

               TEXTRON INC.
               40 Westminster Street
               Providence, Rhode Island  02903

                         SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         ELCO THERMOPLASTICS INC. PROFIT
                         SHARING PLAN

                                ELCO   TEXTRON  INC.,   Plan
Administrator

DATE: June 25, 1998             By:/s/August F. DeLuca
                                 Vice President - Finance/CFO/Treasurer

                    Financial Statements
                 and Supplemental Schedules


                  Elco Thermoplastics, Inc.
                     Profit Sharing Plan


           Years ended December 31, 1997 and 1996

        Elco Thermoplastics, Inc. Profit Sharing Plan

                  Financial Statements and
                   Supplemental Schedules


           Years ended December 31, 1997 and 1996




                          Contents

Report of Independent Auditors                               1

Financial Statements

Statements  of Net Assets Available for Benefits  with  Fund
Information                                                  2
Statements  of Changes in Net Assets Available for  Benefits
 with Fund Information                                       4
Notes to Financial Statements                                6


Supplemental Schedules

Line 27a--Schedule of Assets Held for Investment Purposes   12
Line 27d--Schedule of Reportable Transactions               13

               Report of Independent Auditors

Elco Thermoplastics, Inc. Profit Sharing Plan
Administration Committee

We have audited the accompanying statements of net assets available for benefits of the Elco Thermoplastics, Inc. Profit Sharing Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statements of net assets available for benefits and statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

April 17, 1998

                  Elco Thermoplastics, Inc. Profit Sharing Plan

      Statements of Net Assets Available for Benefits with Fund Information

                                December 31, 1997

                                                           Fund Information
                                            Money                        Textron
                                            Market   Balanced   Equity    Stock         Loan          Total
                                             Fund      Fund      Fund      Fund         Fund          Funds
Assets
Investments, at fair value (Note 4):
Parkstone Equity Income Fund             $       -     $357,844  $107,420  $     -       $  -          $465,264
Parkstone Bond Fund                              -      576,174    -             -          -           576,174
Parkstone Small Capitalization                   -       55,725    -             -          -            55,725
Value Fund
Parkstone Mid Capitalization                     -       123,698 1,089,902       -          -         1,213,600
Value Fund
Parkstone Balanced Allocation                    -       107,044        -        -          -           107,044
Fund
Parkstone International Discovery                -        119,803       -        -          -           119,803
Fund
Parkstone Government Money Market           551,375           231      95         -        22           551,723
Fund
Parkstone Prime Obligations Money                 -             -        -    30,937        -            30,937
Market Fund
Textron Inc. common stock                         -             -        -   1,057,500        -       1,057,500
Participant notes receivable                      -             -        -         -       9,762          9,762
Total investments                           551,375     1,340,519  1,197,417 1,088,437     9,784      4,187,532

Receivables:
Employer's contributions                     44,807        73,425     85,389     83,475        -        287,096
Participant contributions                     3,966         6,856      9,521     10,092        -         30,435
Accrued income                                2,318             1          1      4,363       57          6,740
Other                                           390        16,297      4,289         32        -          21,008
Total receivables                            51,481        96,579     99,200     97,962       57         345,279
Total assets                                602,856     1,437,098  1,296,617  1,186,399    9,841       4,532,811

Liabilities
Other                                            113          277        239      6,842        -          7,471
Net assets available for benefits           $602,743   $1,436,821 $1,296,378 $1,179,557   $9,841     $4,525,340

See accompanying notes.

                  Elco Thermoplastics, Inc. Profit Sharing Plan

      Statements of Net Assets Available for Benefits with Fund Information

                                December 31, 1996

                                                                              Fund Information
                                                      Money                                  Textron
                                                      Market      Balanced      Equity       Stock      Loan     Total
                                                      Fund         Fund         Fund         Fund       Fund     Funds
Assets
Investments, at fair value (Note 4)
Parkstone Equity Income Fund                      $     -       $273,059       $  -          $   -      $ -    $273,059
Parkstone Bond Fund                                     -        497,421          -              -        -     497,421
Parkstone Small Capitalization                          -         54,504          -              -        -      54,504
Value Fund
Parkstone Mid Capitalization
Value Fund (formerly the                                -        104,175    1,036,984            -        -   1,141,159
Parkstone Equity Fund)
Parkstone International Discovery                       -        111,247            -            -        -     111,247
Fund
Parkstone Government Money Market                 523,856        100,504        9,281            -         -    633,641
Fund
Parkstone Prime Obligations Money                       -              -            -         7,407        -      7,407
Market FundTextron Inc. common stock                               -              -            -       563,898        -    563,898
Participant notes receivable                            -              -            -            -     4,001      4,001
Total investments                                 523,856      1,140,910    1,046,265      571,305     4,001  3,286,337

Receivables:
Employer's contributions                           56,522         92,375       107,327      79,476        -     335,700
Participant contributions                           3,020          6,189         9,069       6,399        -      24,677
Accrued income                                      1,755            280            11       2,673      494       5,213
Other                                                 307             84            84          42        -         517
Total receivables                                  61,604         98,928       116,491      88,590      494     366,107
Total assets                                      585,460      1,239,838     1,162,756     659,895    4,495   3,652,444

Liabilities
Overdraft                                              -             -            -            -     36,060     36,060
Other                                               8,197         4,164         2,889        5,320        -     20,570
Total liabilities                                   8,197         4,164         2,889        5,320   36,060     56,630
Net assets available for benefits                $577,263    $1,235,674    $1,159,867     $654,575 $(31,565) $3,595,814

See accompanying notes.

                  Elco Thermoplastics, Inc. Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits with Fund Information

                          Year ended December 31, 1997


                                                          Fund Information
                                     Money                              Textron
                                     Market     Balanced     Equity        Stock           Loan          Total
                                      Fund       Fund        Fund          Fund           Fund          Funds
Additions to net assets
attributed to:
Investment income:
Interest and dividends              $  27,253  $ 130,897     $ 214,259    $ 17,021     $    303       $389,733
Net appreciation (depreciation)
in fair value of investments              -       16,515       (87,698)    214,014            -        142,831
(Note 4)
                                       27,253    147,412       126,561     231,035          303        532,564
Contributions:
Employer                               56,387     95,025       112,006     106,657            -        370,075
Participants                           35,381     72,113       103,591      93,362            -        304,447
                                       91,768    167,138       215,597     200,019            -        674,522
Other                                    (467)      (835)        5,856      (2,151)      36,751         39,154
Total additions                       118,554    313,715       348,014     428,903       37,054      1,246,240

Deductions from net assets
attributed to:
Benefits paid to participants          55,585    103,235       105,377      52,517            -        316,714
Net increase before transfers          62,969    210,480       242,637    376,386        37,054        929,526

Interfund transfers, net              (37,489)    (9,333)     (106,126)   148,596         4,352              -
Net increase                           25,480    201,147       136,511    524,982        41,406        929,526

Net assets available for benefits     577,263  1,235,674     1,159,867    654,575       (31,565)     3,595,814
at beginning of year
Net assets available for benefits   $602,743  $1,436,821    $1,296,378 $1,179,557     $   9,841     $4,525,340
at end of year


See accompanying notes.

                  Elco Thermoplastics, Inc. Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits with Fund Information

                          Year ended December 31, 1996


                                                 Fund Information
                                  Money                                 Textron
                                  Market      Balanced      Equity       Stock      Loan     Total
                                   Fund         Fund         Fund         Fund      Fund     Funds
Additions to net assets
attributed to:
Investment income:
Interest and dividends           $  15,553  $  91,421      $  296,781   $  4,765   $   7,678  $  416,198
Net appreciation (depreciation)
in fair value of investments             -     26,810        (200,012)    47,721           -    (125,481)
(Note 4)
                                    15,553    118,231          96,769     52,486     7,678       290,717
Contributions:
 Employer                           70,828    117,683         132,492     88,805         -       409,808
 Participant                        43,290     82,418          98,742     38,752         -       263,202
                                   114,118    200,101         231,234    127,557         -       673,010
Total additions                    129,671    318,332         328,003    180,043     7,678       963,727

Deductions from net assets
attributed to:
 Benefits paid to participants      50,036     72,347          38,004        534         -       160,921
 Other                                 391     (1,892)         (4,943)      (273)   48,771        42,054
Total deductions                    50,427     70,455          33,061        261    48,771       202,975
Net increase (decrease) before      79,244    247,877         294,942    179,782   (41,093)      760,752
transfers

Transfer from Elco Textron Inc.
Employee Stock Ownership Plan      175,898    313,534         305,501    182,622         -       977,555
(Note 1)
Interfund transfers, net          (190,678)   (90,649)        (13,125)   292,171     2,281             -
Net increase (decrease)             64,464    470,762         587,318    654,575   (38,812)    1,738,307

Net assets available for benefits  512,799    764,912         572,549          -     7,247     1,857,507
at beginning of year
Net assets available for benefits $577,263 $1,235,674      $1,159,867   $654,575  $(31,565)   $3,595,814
at end of year


See accompanying notes.

1. Description of the Plan

The following brief description of the Elco Thermoplastics, Inc. Profit Sharing Plan (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for more complete information.

General

The  Plan    is    a   defined   contribution   plan   formed  to  provide
profit-sharing     benefits    to    employees    of     Elco   Thermoplastics
Inc.  (the    Company),   a   subsidiary   of   Elco   Textron  Inc.,  and
to    provide      for     participant     tax-deferred     savings   under
Section  401(k)   of   the   Internal   Revenue   Code   (IRC).   All full-
time employees   of   the   Company   with   one   year   of   service  are
eligible  to    participate    in    the    Plan.    Participants have a
100% vested interest in their account balances.

Effective June 30,    1996,    the   Elco   Employee    Stock Ownership
Plan    (ESOP)    was    terminated.   Accordingly,   the assets of the
ESOP were    transferred   into   the   participants'   new  or existing
accounts in the   Elco   Textron   Inc.   Profit   Sharing   and Savings
Plan,     the     Employees'     Retirement     Savings     Plan for the
Precision     Stamping     Division    of    Elco     Textron, Inc., the
Anchor  Wire     Inc.     Retirement    Plan,     or     the     Plan,  as
applicable.    Assets    distributed    to    the    Plan    were distributed
to    the    participants'    investment   funds    as    directed  by each
participant.

Contributions

Active participants   may   make   contributions   as    defined    in the
Plan.  Such    contributions   may   be    in    the    form    of Employee
Deferral    Contributions    (as    a   percentage    of    the participant's
compensation)      or     Nondeductible     Employee     Contributions. The
Company    will    contribute    an    amount    equal    to  50% of the
Employee    Deferral    Contributions   related   to    the    first  3% of
earnings.    Additional    Company    contributions    may    be  made at
the  sole    discretion   of   the   Board   of   Directors.    The Company
made a discretionary    contribution   of   $130,000    in    the    years
ended December 31, 1997 and 1996.

               Elco Thermoplastics, Inc. Profit Sharing Plan

1. Description of the Plan (continued)

Participant Notes Receivable

Participants may   borrow   an   amount   that   does    not    exceed    the
lesser of $50,000    or    one-half   the    nonforfeitable    value    of
their account    balance.    Loans    must    be    repaid    within  five
years and bear interest at the current prime rate.

Investment Options

Effective  July    1,   1996,   participants   were   granted    the option
of investing    in    the   Textron   Stock   Fund,   which    is invested
exclusively in Textron Inc. common stock.

Participants     are    allowed    to    direct    employer and employee
contributions    in    10%    increments    in    any    of the  following
investment funds:

  Money Market    Fund   -   Funds   are   invested    in    the Parkstone
  Government    Obligations    Fund,    a    mutual    fund, which    invests
  in    short-term    U.S.    Treasury   bills   or    notes as well    as
  other     short-term    obligations    issued    by    or guaranteed by
  the U.S. Government and other short-term obligations.

  Equity  Fund -     Funds    are    invested    primarily     in  the
  Parkstone     Mid    Capitalization    Value    Fund, a mutual fund,
  which invests in common and preferred stocks.

  Balanced    Fund    -    Funds    are   invested    primarily in various
  Parkstone    mutual    funds,   which   invest    in    a combination of
  common      stocks     (and     securities     convertible     into  common
  stocks),       high-       and       medium-grade       corporate  bonds,
  government securities and other fixed income securities.

  Textron  Stock    Fund    -    Funds    are    invested    exclusively in
  Textron    common    stock.    Cash    dividends,    if    any,    will be
  reinvested in    shares    of    Textron    common    stock. Fractional
  interests in the    shares    of    Textron    common     stock     are
  allocated to the participant's accounts.

Participants  may  change  their investment options January 1 and July 1.

             Elco Thermoplastics, Inc. Profit Sharing Plan

1. Description of the Plan (continued)

Participant Accounts

Employee contributions  and       the       Company's       matching
contribution  are     allocated     to    each     respective  participant
account.     The    additional    Company    contribution,    if any, is
allocated   to     participant     accounts     based     on  participant
compensation, as  defined   by   the   Plan,    and    their    years of
service    in    relation   to   the   total   of   such   amounts for all
participants.

Earnings  within each   fund   are   allocated    semiannually in  the
proportion that  each    participant's    beginning    account  balance
(restated for transfers),     plus      one-half      of employee
contributions    made   during   the   six-month   period, bears to the
total of such amounts for all participants.

Benefit Payments

The benefit    to    which    a    participant    is    entitled is the
benefit that    can    be    provided   from   the   participant's account
balance.  On termination   of   service,   a    participant    may elect
to  receive     either     a     lump-sum     amount     equal   to the
participant's account balance,   or    annual    installments    over a
period of time as defined by the Plan.

2. Significant Accounting Policies

Valuation of Investments

The Plan's    investments   are   stated   at   fair   value. The shares
of  the registered   investment   companies   are    valued at quoted
market prices which   represent   the   net   asset    values    of  the
shares   held   by   the   Plan   at   year  end.   Shares   of   Textron Inc.
common stock   are   valued   at   the   last   reported   sale   price on
the last day of business   of   the   plan   year.   The    Government
Money Market Fund   and   participant   loans   are   valued    at cost
which approximates fair value.

              Elco Thermoplastics, Inc. Profit Sharing Plan

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management
to   make  estimates    and    assumptions   that    affect    the    amounts
reported in the    financial   statements    and    accompanying    notes.
Actual results could differ from those estimates.

Administrative Expenses

Certain  services    are    provided   to    the    Plan without charge,
and administrative expenses are paid by the Company.

3. Termination Priorities

Although it  has   not   expressed   any   intent    to    do    so, the
Company has    the    right    under   the   Plan    to discontinue  its
contributions at any   time   and   to   terminate   the    Plan    subject
to    the    provisions   of   the   Employee   Retirement Income Security
Act of 1974.

4. Investments

The  Plan's investments    are   held   in   a   bank-administered trust
fund.  The  following   table   presents   the   estimated    fair values
of individual   investments   that   are   5%   or   more   of   the   Plan's
net assets at December 31, 1997 and 1996.
                                              December 31
                                            1997       1996

Parkstone Government Money Market Fund   $ 551,723   $ 633,641
Parkstone Equity Income Fund               465,264     273,059
Parkstone Bond Fund                        576,174     497,421
Parkstone Mid Capitalization Value Fund  1,213,600   1,141,159
Textron Inc. Common Stock                1,057,500     563,898

                   Elco Thermoplastics Profit Sharing Plan

4. Investments (continued)

The Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value by $142,831 and $(125,481), as follows:

                                          Year ended December 31
                                             1997      1996
Investments at fair value as determined
by quoted market prices:
Parkstone Equity Income Fund              $  20,568  $ (17,215)
Parkstone Bond Fund                          13,024     (6,291)
Parkstone Small Capitalization Fund        (13,692)     11,223
Parkstone Balanced Allocation Fund             182           -
Parkstone Mid Capitalization Value Fund    (84,394)   (166,026)
Parkstone International Discovery Fund      (6,871)      5,107
Textron Inc. Common Stock                  214,014      47,721
                                          $142,831   $(125,481)

5. Differences Between Financial Statements

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                            December 31
                                          1997       1996

Net assets available for benefits per
the financial statements              $4,525,340  $3,595,814
Amounts allocated to withdrawn           (40,836)    (57,672)
participants
Net assets available per Form 5500    $4,484,504  $3,538,142

                  Elco Thermoplastics, Inc. Profit Sharing Plan

5. Differences Between Financial Statements (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                               Year ended December 31
                                                 1997       1996

Benefits paid to participants per the
financial statements                          $316,714    $160,921
Add: Amounts allocated on Form 5500 to
withdrawn participants at the end of            40,836      57,672
the year
Less: Amounts allocated on Form 5500
to withdrawn participants at the               (57,672)          -
beginning of the year
                                              $299,878    $218,593

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid.

6. Related-Party Transactions

During the year, the Plan had purchase and sale transactions with mutual funds administered by an affiliate of the Plan's trustee, and the common stock of Textron Inc., the ultimate parent company of the Company.

7. Tax Status

The Internal Revenue Service ruled on June 12, 1995, that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC), and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

               Supplemental Schedules

        Elco Thermoplastics, Inc. Profit Sharing Plan

          Employer Identification Number 35-1291803
                       Plan Number 001

  Line 27a--Schedule of Assets Held for Investment Purposes

                      December 31, 1997


                                    Description of
 Identity of Issue, Borrower,        Investment,              Current
   Lessor, or Similar Party             Rate         Cost      Value
                                     of Interest

Mutual funds:
Parkstone Government Money
Market Fund*                        551,723 units  $  551,723  $  551,723
Parkstone Prime Obligation Money
Market Fund*                         30,937 shares     30,937      30,937
Parkstone Equity Income Fund*        26,770 shares    462,373     465,264
Parkstone Bond Fund*                 57,733 shares    560,479     576,174
Parkstone Small Capitalization
Value Fund*                           2,138 shares     61,183      55,725
Parkstone Mid Capitalization         86,132 shares  1,439,972   1,213,600
Value Fund*
Parkstone Balanced Allocation         8,215 shares    107,624     107,044
Fund*
Parkstone International               8,223 shares    121,862     119,803
Discovery Fund*
Textron Inc. common stock*           16,920 shares    807,190   1,057,500
Participant loans*                    7.9% to 9.5%
                               various maturity dates   9,762       9,762
                                                   $4,153,105  $4,187,532

*Indicates party-in-interest to the Plan.


                  Elco Thermoplastics, Inc. Profit Sharing Plan

                    Employer Identification Number 35-1291803
                                 Plan Number 001

                  Line 27d--Schedule of Reportable Transactions

                          Year ended December 31, 1997


                                                                               Current Value
     Identity of            Description of        Purchase  Selling   Cost of  of Asset on   Net Gain
   Party Involved               Assets             Price     Price     Asset   Transaction    (Loss)
                                                                                   Date

Category (i) - Individual security transactions in excess of 5 percent of plan assets

First of America
Investment            Parkstone Mid               $198,236 $      -   $198,236  $198,236      $    -
Corporation            Capitalization Value
                       Fund*

Category (iii) - Series of security transactions in excess of 5 percent of plan assets

First of America
Investment            Parkstone Government              -   704,451   704,451    704,451           -
Corporation            Money Market Fund*         622,205         -   622,205    622,205           -

First of America       Parkstone Prime                  -   391,404   391,404    391,404           -
Investment             Obligation Money           414,934         -   414,934    414,934           -
Corporation            Market Fund*

First of America
Investment            Parkstone Equity Income           -     4,680     4,755      4,680         (75)
Corporation            Fund*                      176,316         -   176,316    176,316           -

First of America
Investment            Parkstone Bond Fund*              -    11,021    10,959     11,021          62
Corporation                                        76,750         -    76,750     76,750           -


                  Elco Thermoplastics, Inc. Profit Sharing Plan

                    Employer Identification Number 35-1291803
                                 Plan Number 001

            Line 27d--Schedule of Reportable Transactions (continued)


     Identity of            Description of        Purchase  Selling   Cost of  of Asset on       Net Gain
   Party Involved               Assets             Price     Price     Asset   Transaction        (Loss)
                                                                                   Date

Category (iii) - Series of security transactions in excess of 5 percent of plan assets (continued)

First of America
Investment            Parkstone Small                  -      377         421       377           (44)
Corporation            Capitalization Value       15,290        -      15,290    15,290             -
                       Fund*
First of America
Investment            Parkstone Mid                    -  216,309     210,437   216,309         5,872
Corporation            Capitalization Value      373,144        -     373,144   373,144             -
                       Fund*

First of America
Investment            Parkstone                        -    2,693       2,398     2,693           295
Corporation            International              13,120        -      13,120    13,120             -
                       Discovery Fund*

Textron Inc.           Textron Inc. Common Stock*      -   55,559      44,387    55,559        11,172
                                                 335,147        -     335,147   335,147             -
First of America
Investment            Parkstone Balanced               -   86,100      85,338    86,100           762
Corporation            Allocation Fund*          192,965        -     192,965   192,965             -

*  Indicates party-in-interest to the Plan.

There  were no category (ii) or (iv) reportable transactions for the year  ended
December 31, 1997.
